Exhibit 12.1

SIMON PROPERTY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends
(in thousands)

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Pre-tax income from consolidated continuing operations	$1,249,483	$755,248	$382,042	$603,141	$663,283
Add:
Pre-tax income (loss) from 50% or greater than 50% owned unconsolidated entities	21,671	(2,433)	(22,914)	(29,093)	(9,061)
Distributed income from less than 50% owned unconsolidated entities	52,894	60,636	60,877	61,482	51,594
Amortization of capitalized interest	4,867	3,453	4,367	4,927	2,462
Fixed Charges	1,282,082	1,648,025	1,259,428	1,271,710	1,218,298
Less:
Income from unconsolidated entities	(81,238)	(75,921)	(40,220)	(32,246)	(38,120)
Interest capitalization	(6,437)	(3,833)	(14,749)	(28,451)	(37,270)
Preferred distributions of consolidated subsidiaries	(1,915)	(2,315)	(11,885)	(17,599)	(21,580)

Earnings	$2,521,407	$2,382,860	$1,616,946	$1,833,871	$1,829,606

Fixed Charges:
Portion of rents representative of the interest factor	$13,804	$13,683	$9,082	$8,996	$9,032
Interest on indebtedness (including amortization of debt expense)	1,259,926	1,277,506	1,223,712	1,196,334	1,150,416
Interest capitalized	6,437	3,833	14,749	28,451	37,270
Loss on extinguishment of debt	—	350,688	—	20,330	—
Preferred distributions of consolidated subsidiaries	1,915	2,315	11,885	17,599	21,580

Fixed Charges	$1,282,082	$1,648,025	$1,259,428	$1,271,710	$1,218,298
Add: Preferred Stock Dividends	3,337	6,614	26,309	41,119	55,075

Fixed Charges and Preferred Stock Dividends	$1,285,419	$1,654,639	$1,285,737	$1,312,829	$1,273,373

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.96x	1.44x	1.26x	1.40x	1.44x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to pre-tax income from consolidated continuing operations including income from noncontrolling interests and our share of pre-tax income (loss) from 50%, or greater than 50%, owned unconsolidated affiliates which have fixed charges, and our share of distributed operating income from less than 50% owned unconsolidated affiliates instead of income from the less than 50% owned unconsolidated affiliates. There are generally no restrictions on our ability to receive distributions from our unconsolidated joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, preferred distributions, losses on extinguishment of debt, and amortization of debt issue costs.

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